Mail Stop 3561

July 18, 2006

Dennis H. Johnston
Placer Del Mar, Ltd.
9422 Canfield Drive
La Habra, CA 90631

      RE: Placer Del Mar, Ltd.
               Registration Statement on Form SB-2
               File No. 333-127736
               Amendment Filed: July 7, 2006

Dear Mr. Johnston:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Description of Business, page 15

1. We note that you "do not anticipate or intend to be used as a vehicle for a reverse merger." Clarify whether your intention may change. If not, clarify that you will not be used as a vehicle for a reverse merger.

2. Discuss the approximate time required to obtain the mining permit.

3. Discuss in greater detail the phased nature of the exploration process. Provide greater discussion of the activities to be undertaken in phase two. Discuss in greater detail the environmental impact reports, the mechanical trenching and the

drilling to be conducted in phase two. Explain the purpose of the trenching and drilling to be conducted in phase two.

4. Specifically discuss who at the company will make this decision to proceed to phase two. Clarify that management of the company has no technical expertise.

5. We continue to note the disclosure that proceeding to phase two is dependent upon additional funding. Please disclose your business plan if you are unable to obtain the additional funding.

6. We note that in response to prior comment nine from our letter dated June 26, 2006 you indicated that section 4.2 of exhibit 10 included the term of the agreement. We note that the exhibit 10 filed with the prior amendment did not include this provision. If the agreement was subsequently amended, please revise the disclosure accordingly. Otherwise, please advise.

7. We note the current cash balance. Please update. Also, in light of the monthly payment for office space and the amount due to a related party, please explain the statement that the current cash balance is sufficient to fund completion of phase one.

Certain Relationships and Related Transactions, page 32

8. We note that the March 31, 2006 financial statements indicate $1,000 in a loan payable to a related party. Please reconcile with the disclosure in this section.

9. Explain the other compensation included in the table.

General

10. We noted your response to comment 17 and that you have removed the review report. Please also remove exhibit 23.3 and any other references to the reviewed financial statements, including those on pages 3, 16, and 34.

Financial Statements

General

11. It is unclear why you have included the weighted average analysis (F-6) in the financial statements. Please remove or revise to include you analysis as an audited note to the financial statements.

Undertakings

12. Please provide the undertakings from Item 512(a)(4) and 512(g) of Regulation S-B, as applicable.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397, or to Pam Howell, who supervised the review of your filing, at (202) 551-3357.

Sincerely,

John Reynolds
Assistant Director
Office of Emerging Growth Companies